SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

September 20, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

September 20, 2004

          Symbol – TSX: KGI AIM: KGI KGIa

Kirkland Lake Gold announces drilling intersection to the south returning 26.21 ounces over 6.0 feet (uncut) in Feldspar Porphyry

Kirkland Lake Gold Inc. (the “Company”) will be announcing, through a series of news releases, updates on its surface and underground exploration programs. In the first of these releases, the Company reports on its sixth hole of an underground drilling program being carried out to the south from the 4500-foot level. Hole no. 45-911A intersected a 40 foot wide mineralized zone that contained 26.21 ounces of gold per ton (uncut) over 6.0 feet uncut (or 1.43 ounces per ton (cut) over 6.0 feet) with an unknown true width. Other relevant features of this hole and the related drilling are:

  The hole was drilled in mineralized feldspar porphyry which contains a favourable combination of quartz, molybdenum, and pyrite consistent with mineralization in Kirkland Lake Camp.

  Due to the discovery of significant north-south structures in what was thought to be an east-west trending camp, attempts to connect this hole to other results are premature.

  Gold mineralization is finely disseminated, within a 40 feet wide alteration halo.

  Hole no 45-911A was the western-most and deepest hole yet and followed up on Hole no. 5 which returned 0.16 ounces of gold ton over 3.5 feet and gave visual encouragement, with quartz-molybdenum veining. The first four holes were widely spaced, drilled from east to west and intersected weak alteration.

  The Company plans three additional holes to follow up on the results of Hole no. 45-911A, and several more are expected pending results.

“As far as we know, this drill hole intersection is one of the highest – if not the highest – recorded in the Kirkland Lake Camp since the Camp was established in 1917” said Stewart Carmichael, Chief Exploration Geologist.  “More significantly, however, is the strength of the mineralization within which it was found, the associated structure, and the potential to link up with previous discoveries related to the South Break drilling which would give it an importance well beyond the high grade intersection”

Last October the Company announced a $21 million dollar exploration campaign, which contains seven major programs including three drilling south of the Main Break testing both parallel and north-south mineralized structures. The Company had previously announced (see news release of March 31st, 2004) results from other drill programs to the south including a new discovery South Zone (see news release of November 6th, 2003).

 The exploration programs (forming part of the overall $21 million campaign that are targeting the large-tonnage potential structures and which did not begin until the end of fiscal year-end 2004) are now in full operation, and are planned to be developed over the next two years and six months. The discovery of a completely new ore trend, north-south rather than the classic east west of the Camp, is beyond the original goals of the exploration program, and opens up substantial areas for new resources to be added

The first six months of the drilling campaign has been successful in laying the foundation for the next phase of exploration. The campaign is on target with the goal of drilling camp-wide on 500 to 1000 foot centres, ore-bearing, unexplored, vein systems and structures that have been identified on the properties in Kirkland Lake.

The following table summarizes the new drill hole results:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
45-911 A	New	2059.5	2065.5	-18	221	26.21/6.0’=TW(Unknown) UNCUT VG or 1.43/6.0’=TW (Unknown) CUT
	Including	2059.5	2061.0	-18	221	102.46/1.5’=TW (Unknown) VG

TW= True Width   VG= Visible Gold   CUT= cut to 3.50 ounces of gold per ton

About the Company

The Company purchased the Macassa Mine and the 1,500-ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

  David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>), except the 2004 report which will be filed within two weeks.

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

No Stock Exchange has reviewed

or accepts  responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	September 20, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer